RECEIVED

2007 DEC -3 A 10: 41

22 November, 2007

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

SUPPL

Q.CELLS

Q-CELLS AG
OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany

TEL +49 (0)3494 66 99-0
FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Anton Milner
Gerhard Rauter
Dr. Hartmut Schüning
Dr. Florian Holzapfel (stv.)

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Bitterfeld-Wolfen
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

07028420

Yours sincerely,

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Q-Cells AG

Enclosures

Hypovereinsbank AG
Euro
Kto.: 357 839 289
BLZ: 860 200 86
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495
US-Dollar
Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE79 7002 0270 0865 8337 17
SWIFT: HYVEDEMM

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc report pursuant to Section 15 of the WpHG (German Securities Trading Act)

Q-Cells AG publishes its report on the first nine months:

- Sales +50% and EBIT +44%

- Forecast raised for 2008 and 2009

Bitterfeld-Wolfen, November 14, 2007 - Q-Cells AG (QCE; WKN 555866) presented its report for the first nine months of 2007. The world's second largest manufacturer of solar cells has continued its expansionary course and increased **production** in the first nine months of 2007 to 256.6 megawatt peak (MWp) (same period in the previous year: 180.1 MWp). This equates to growth of 42% compared with the first nine months of 2006. Following the start-up of the new production line V, production volume in the third quarter of 2007, at 96.8 MWp, was well up on production volume in the previous quarter (81.8 MWp).

In the first nine months of the year, **sales** rose by 50 % to EUR 577.1 million (EUR 383.9 million). In the third quarter, sales stood at EUR 226.7 million, which equates to an increase of 61% on the same period in the previous year or 21% on the second quarter of 2007. **Operating income (EBIT)** for the first nine months grew by 44 % to EUR 131.1 million (EUR 90.9 million). EBIT for the third quarter of 2007 amounted to EUR 50.2 million and consequently increased by 43 % compared with the same period in the previous year or 13% on the previous quarter. The EBIT margin (in relation to sales and inventory changes) was maintained at a high level – both in comparison with the same period in the previous year and in comparison with the second quarter – at around 23%.

Net income for the period covered by the first three quarters totaled EUR 111.2 million (EUR 62.4 million). This equates to growth of 78% in comparison with the same period in the previous year. Net income of EUR 33.9 million is reported for the third quarter, an increase of 36% compared with the same quarter in the previous year. Net income for the period covered by the second and third quarters contains extraordinary results from the REC stake of EUR 10.5 million (Q2) and EUR -3.2 million (Q3). In the core business (excluding extraordinary and ordinary income from REC), net income in the third quarter, at EUR 33.3 million, is approximately 23% up on the adjusted figure for net income in the second quarter (EUR 27.1 million).

MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

In the course of further internationalizing the Group's activities, the **export ratio** increased to 59.5% and has thus reached the target set for the full year ahead of schedule.

On the basis of current figures, Q-Cells AG is affirming its **forecast for fiscal year 2007**. Given a production volume of approx. 370 MWp and sales of well over EUR 800 million, the Company is expecting net income for the year in its core business of approximately EUR 120 million. In addition, net income for the year will be increased by the effects of the REC stake.

For **2008** Q-Cells AG is now expecting a far higher sales volume of approximately EUR 1.2 billion (previously: at least EUR 1 billion). Before taking account of the contribution of the REC stake to its income, the Company is aiming for a net income margin of 14%.

Q-Cells is also adjusting its sales expectations for **2009** significantly upwards and raises the sales target from at least EUR 1.4 billion to approx. EUR 1.7 billion.

In **2010**, Q-Cells AG expects a production volume in its core business of more than 1 GWp and of between 400 and 600 MWp in its thin-film business.

The report as of 30 September 2007 and a current presentation of the Company are available for downloading on the Q-Cells AG's website (www.q-cells.com) in the Investor Relations section.

Additional information:

ISIN: DE0005558662
Official market / Prime Standard; Frankfurt stock exchange
Registered office: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Bitterfeld-Wolfen
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE

Bitterfeld-Wolfen, November 1st, 2007

Q-Cells and Solar Fields intensify cooperation

- **Calyxo takes over all Solar Fields IP**
- **Calyxo USA will be Research & Development Center**
- **Solar Fields LLC new minority shareholder in Calyxo**

Bitterfeld-Wolfen, November 1st 2007: Q-Cells AG, its subsidiary Calyxo GmbH and US-based Solar Fields LLC have decided to merge their activities in the production of CadmiumTelluride photovoltaic modules.

The three companies have been working closely together since Solar Fields exclusively licensed its innovative deposition technology to Q-Cells' 100 % subsidiary Calyxo GmbH. To accelerate the development and commercialization of the technology and to make optimal use of its economic potential, Q-Cells and Solar Fields have now entered into an arrangement that aligns their businesses and provides for a successful expansion strategy.

Calyxo GmbH takes over all of Solar Fields IP and thus strengthens its technological basis by gaining perpetual exclusive access to the technology and its exploration. Solar Fields' assets have been transferred into a 100 % US subsidiary of Calyxo GmbH, the newly formed Calyxo USA Inc., that shall focus on R&D activities and rapid further improvements of the technology. To this, all of Solar Fields' employees will also be transferred to Calyxo USA.

Solar Fields itself has in return received 7 % of the shares in Calyxo GmbH and thus become a minority shareholder in Calyxo GmbH. It can hence participate in the significant upside potential of the technology. The company also receives a one-time payment of USD 5 million. Q-Cells AG retains the other 93 % of the shares.

Calyxo GmbH is currently building its first prototype facility with a nominal capacity of 25 MWp at its company site in Bitterfeld-Wolfen (Germany), which is expected to start production in the first quarter of 2008. Q-Cells has committed itself to secure the financing of future expansion plans and to support the further growth ambitions of Calyxo GmbH.

PRESS CONTACT

Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Bitterfeld-Wolfen
PHONE (+49) 03494 6699.10111 **FAX** (+49) 03494 6699.10000 **E-MAIL** s.dietrich@q-cells.com

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Q-Cells AG holds Capital Markets Day for the first time

Bitterfeld-Wolfen, 30 October 2007 - Q-Cells AG (QCE; WKN 555866) is today holding a Capital Markets Day for the first time since the IPO in autumn of 2005. Approximately 90 analysts and investors will be finding out about developments in the solar energy sector and the companies in 'Solar Valley'. Alongside insights into the photovoltaic production facilities, the Management of Q-Cells AG will give further information on these subjects in a presentation.

The presentation on the Capital Markets Day can be downloaded on the Q-Cells AG (www.q-cells.de) website in the Investor Relations section.

Contact:

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
OT Thalheim
06766 Bitterfeld-Wolfen
Germany
investor@q-cells.com
Phone: +49 - (0)3494 – 6699 10101

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Partners in EverQ approve significant capacity expansion - company prepares for IPO

Bitterfeld-Wolfen, 25 October 2007: Q-Cells AG (QCE; ISIN DE0005558662) and its partners in the Joint Venture EverQ GmbH - Evergreen Solar, Inc. and REC Renewable Energy Corporation ASA - have approved significant expansion plans for EverQ.

EverQ will build a third integrated wafer, cell and module production facility at its company site in Bitterfeld-Wolfen (Germany). The new EverQ facility will increase EverQ's production capacity from 100 MWp to 180 MWp. The partners will invest nearly EUR 150 million in the new EverQ III facility, which is expected to start production in the first quarter of 2009. The new EverQ facility will use Evergreen Solar's Quad furnace technology.

To support the further growth ambitions of EverQ, REC has offered an additional supply agreement for polysilicon which should enable EverQ to increase its production capacity to 600 MWp by the year 2012. The supply agreement totals approximately 4,000 MT delivered at market terms. Annual shipments under the new agreement will peak at slightly more than 700 MT and will run from 2010 until 2015. Total Polysilicon volumes supplied by REC to EverQ under the existing and new agreements could potentially reach 2,100 MT per year.

Q-Cells and its partners, Evergreen Solar and REC, have also agreed to start preparations for an IPO of EverQ immediately. The final timing of the IPO is still to be decided. As part of the preparations for the IPO, the management and organization of EverQ will be significantly strengthened to enable the transformation of EverQ into an independent company with its own branding. The sales and marketing organization will be expanded as modules will be distributed under the new brand in the future.

Q.CELLS

To secure the independent development, EverQ has a proprietary right to the current technology base of Evergreen and will have a right to license all new material technology development by Evergreen on the String Ribbon™ platform over the 5 years following the IPO. EverQ will also build a strong R&D team to complement this access to new technology with own improvements.

Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
OT Thalheim
06766 Bitterfeld-Wolfen
Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 6699 10101



REPORT AS OF 30 SEPTEMBER 2007

Q.CELLS

FINANCIAL HIGHLIGHTS (IFRS)

		01/01–09/30 2007[1]	01/01–09/30 2006[1]	2006[1]	2005[1]	2004[1]	2003	2002
INCOME								
Sales revenues	€, millions	577.1	383.9	539.5	299.4	128.7	48.8	17.3
EBITDA	€, millions	148.0	104.1	147.2	74.4	24.8	8.5	2.4
Operating income (EBIT)	€, millions	131.1	90.9	129.4	63.2	19.6	5.3	0.9
Earnings before taxes (EBT)	€, millions	151.8	87.2	138.0	59.9	17.9	4.3	0.1
Net income for the period (EAT)	€, millions	111.2	62.4	97.1	39.9	12.0	3.0	0.2
ASSETS								
Non-current assets	€, millions	1,610.5	200.1	276.7	126.5	67.7	27.3	16.3
Current assets	€, millions	872.5	358.2	357.8	329.6	45.4	25.3	10.3
Total assets	€, millions	2,483.0	558.3	634.5	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	1,781.1	392.9	440.0	321.3	34.7	10.3	0.8
Equity ratio	%	71.7	70.4	69.3	70.4	30.7	19.6	3.0
FINANCIAL CONDITION								
Operating cash flow	€, millions	73.4	33.5	23.6	22.6	6.4	0.6	-2.2
Capital expenditure	€, millions	176.8	39.8	67.3	46.6	35.1	15.0	7.0
Cash and cash equivalents[2]	€, millions	474.6	186.4	147.3	200.6	2.5	1.4	0.1
PRODUCTION								
Nominal capacity[2]	MWp	550	390	420	292	170	63	22
Production capacity[2]	MWp	440	312	336	234	136	50	17
Actual production	MWp	256.6	180.1	253.1	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	70.35	50.39	70.90	46.27	22.15	8.94	3.65
EMPLOYEES								
Employees[2]	Number	1,585	906	964	767	484	207	82

[1] Consolidated financial statement [2] At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 10/31/2007

		2007	2008	2009	2010	2011–2018
Purchase						
Contracted/secured	MWp	405[1]	520	763	931	10,151
Additional potential availabilities[2]	MWp	3	223	737	1,063	[3]
Weighted sum	MWp	**406**	**587**	**984**	**1,250**	**10,151**
Sales		**2007**	**2008**	**2009**	**2010**	**2011–2018**
Contracted/secured[4]	MWp	366	436	505	540	2,326
In negotiation	MWp	9	~175	~425	~602	~9,860

[1] Plus volumes for EverQ (17 MWp).
[2] Potential additional volumes may result from current negotiations, annual on-going deliveries, thickness reduction and volumes from potential new suppliers. Based on experience only a part (assumption: ~30%) leads to additional delivery quantities.
[3] Forecasts will be undertaken later on in the relevant time frames.
[4] +/-10% variation because of stipulations.

OVERVIEW BUSINESS SEGMENTS 01/01–09/30/2007

		Core business	New technologies: Full consolidation[1]	New technologies: Equity-consolidation[2]	Income at equity	REC: PPA[3]	REC: Put options	REC: Sale of shares	Silicon trade	Group
Revenues	€, millions	563.5	0.3						13.3	577.1
Gross profit	€, millions	212.4	2.2						10.0[4]	224.6
EBIT	€, millions	124.6	-3.5						10.0[4]	131.1
Net income (after minorities)	€, millions	85.3	-1.7	-6.1	24.8	-8.0	-33.8	44.0	6.7[4]	111.2

[1] Calyxo GmbH, Brilliant 234. GmbH, VHF-Technologies SA
[2] Solibro GmbH, EverQ GmbH, Solaria Corporation, CSG Solar AG
[3] Depreciation on intangible assets (primarily order backlog)
[4] Calculatory values

- PRODUCTION IN THE FIRST NINE MONTHS UP BY 42% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- SALES GROW BY 50%
- NET INCOME FOR THE PERIOD UP BY 78% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- EXPORT RATIO STANDS AT 59.5%
- LINE V OPENED INAUGURATED – CAPACITY RAMPED UP ON SCHEDULE
- OVER 600 HIGHLY SKILLED JOBS CREATED IN 2007 ALREADY
- CUSTOMERS ON THE PROMISING ITALIAN MARKET PRESENTED
- MARKED EXPANSION IN CAPACITY AT EVERQ – IPO PLANNED
- FIRST THIN-FILM MODULES PRODUCED – EXPANSION IN CAPACITY
- TOPPING-OUT CEREMONY CELEBRATED AT SOLIBRO

REPORT AS OF 30 SEPTEMBER 2007

Dear Shareholders, Friends and Partners of Q-Cells,

The past months have been particularly challenging for those staff at Q-Cells and its subsidiaries that are involved in the organisation of trade fairs and events. September was dominated by the sector's globalisation and the associated expansion in trade fair activity around the world, while October saw us celebrating a few more milestones in the development of Thalheim's Solar Valley. First, our sales, purchasing and communication staff were on long haul duty at trade fairs in Milan and in Long Beach, California, and shortly afterwards we were entertaining leading politicians in the Solar Valley. A few weeks ago, on 23 October, we were able to celebrate the official opening of the new production line V and the surrounding manufacturing complex with the Federal Minister for Economics and Technology, Michael Glos. The fact that we could ask Minister Glos to start trial operations in our newest and largest factory, to date, by pressing on the famous red button on this date – not even a year after construction started – showed once more the speed and commitment with which factories can be built here in Germany, if a sector's rapid growth demands it. The fact that only one day later, another Thalheim photovoltaic company – in this case Solibro – celebrated its topping-out ceremony after only a few months' construction work, was no longer of any surprise to anybody.

It was also very impressive seeing the extent to which international photovoltaic trade fairs have now grown. A few years ago, for example, the leading US trade fair, Solar Power, would consist of a few enthusiasts meeting in a small hotel conference room, while today exhibitors have to fight their way past long queues of interested parties to their stands where investors, fitters, planners and future producers congregate in previously unknown numbers. However, there has been no change to the enthusiasm, which drives the sector forward, particularly into new markets where the pioneering spirit of the early years is developing into a sense of optimism, which allows one to guess at the markets that will emerge there in the foreseeable future.

Of course, Q-Cells AG is also doing its bit to contribute to this. At the trade fair in Milan, for example, we were able, with our five new Italian partners, to present our plans for developing business in sunny Italy, where the new legislation based on the German model of fixed feed-in payments will support enormous market growth over the next few years.

But we do not wish to report solely on our own successes at this point. We were delighted with the decision by the Nobel Prize Committee to award the Nobel Peace Prize 2007 to the former US Vice President Al Gore and the UN Intergovernmental Panel on Climate Change, the IPCC. As a result, the institution and the person, who have done more than any other to put the issue of global climate warming and the associated risks to us all finally and irrevocably on the political, economic and social agenda, were honoured. We, as Q-Cells AG and the photovoltaic sector see ourselves as part of the solution to this problem – this is what drives us. We therefore feel particularly close to the winners of this year's Nobel Peace Prize.

AN OVERVIEW OF THE FIRST NINE MONTHS OF 2007

The strategy of Q-Cells AG is based on two essential pillars: growth and cost cutting. We have continued to pursue these two targets consistently in the first nine months of 2007 and in the past quarter. Through the trial operation of line V, we have already increased **production capacity in our core business** – the manufacture of polycrystalline and monocrystalline solar cells based on silicon wafers – from 336 megawatt peak (MWp) (420 MWp nominal) at the beginning of the year to 440 MWp as of 30 September 2007 (which corresponds to a nominal capacity of 550 MWp). It should be increased to 516 MWp in total (645 MWp nominal) by the year-end by bringing line V up to full production capacity. Planning has already started on line VI, which should be commissioned in 2008.



In the first nine months, **production** of polycrystalline and monocrystalline solar cells rose to 256.6 MWp from 180.1 MWp in the previous year, which equates to an increase of 42.5 %. Thanks to increased production capacity, higher average efficiency ratings and throughput, we were able to increase production volume from 81.8 MWp in the second quarter to 96.8 MWp in the third. The subsidiaries Calyxo and Brilliant 234. have also started manufacturing their first test modules in the third quarter. Both companies produce thin-film solar modules based on different technologies.

Our **sales** increased by 50 % compared with the same period in the previous year to € 577.1 million compared with € 383.9 million in the first nine months of 2006.

Operating income (EBIT) rose year on year by 44 % to € 131.1 million (from € 90.9 million).

Net income for the period from 1 January to 30 September, 2007 includes some special factors in addition to revenues from ongoing business. Changes in the figure reported in the balance sheet for the put options for shares in Renewable Energy Corporation ASA (REC) vis à vis Orkla ASA as well as the proceeds of sales of REC shares, which were undertaken to offset the effects of writing down the put options, are to be mentioned here. The pro-rata income accruing to Q-Cells AG from REC was also reduced by write-downs.

Taking all additional factors into consideration, **net income for the period** after minorities rose by 78 % compared with the same period in the previous year to € 111.2 million (from € 62.4 million).

In the first nine months of the year, we recruited the staff needed for the new line V, substantially expanded the Technology department, recruited staff for the subsidiaries and also created additional jobs in administration. In addition, a total of 52 young people started training at Q-Cells AG on 1 September 2007. As a result, the **number of employees** in the Group rose to 1,585 including 77 trainees. This means that we have created 621 new jobs to date in 2007. In the third quarter alone, we were able to welcome 295 new employees.

At the second ordinary Annual General Meeting in June this year, we announced that we would start production of **wafers,** the feedstock for cells, from the end of 2008. The first wafer saws were received in the past quarter, which means that we will be able to start the relevant tests soon.

The expansion of our **research and development capacity** continued unabated in the third quarter of 2007. The machines for the Q-Cells Research Centre in the immediate vicinity of line V are being brought in so that the centre can start work, as planned, in the first quarter of 2008. It is a flexible pilot line for transforming new cell designs from the laboratory to industry standard. This means we are taking a crucial step towards bringing the new generations of cells with target efficiency ratings of 18 % (polycrystalline) and 21 % (monocrystalline) developed jointly with our partners from leading research institutions to market maturity.

To ensure that Q-Cells and other companies in the photovoltaic industry will be able to conduct research and development in future, investment in appropriate courses at universities is needed. We have therefore signed a cooperation agreement with the Martin-Luther-University in Halle-Wittenberg on 22 October of this year. The agreement envisages Q-Cells financing an **endowed professorship** in the Physics faculty for five years initially. As early as the winter semester 2008/2009, students from all over the world will have the opportunity of studying for a master's degree in photovoltaics in Halle, which is only 25 kilometres from Bitterfeld-Wolfen. This is not Q-Cells AG's only cooperation with a university but it is the most outstanding example.

Further progress was also achieved in **internationalising business relationships** in the third quarter. In this connection, public interest focused on Italy as an export market. At the 22nd European Photovoltaic Solar Energy Conference (EU PVSEC), which was held in Milan at the beginning of September, Q-Cells presented a total of five new customers from this promising market.





In the opinion of all the experts and market observers, Italy will rank as one of the most important growth markets over the next few years. According to the latest estimates by bank analysts, a total market for PV equipment of more than 1 gigawatt peak is possible in 2010. Given that installed output in 2006 stood at precisely 6 MWp, this would represent explosive growth, which would be entirely comparable with German market growth in recent years. The Executive Board and employees of Q-Cells also flew the flag at Solar Power 2007 in Long Beach, California. They were able to initiate many contacts with the rapidly expanding photovoltaic community in the USA.

In the first nine months of 2007, the **export ratio** stood at 59.5%, which is a marked increase on the ratio of 48% in the same period in the previous year.

COURSE SET FOR FURTHER DEVELOPMENT AT EVERQ

The largest company after Q-Cells AG in the rapidly expanding Solar Valley Thalheim – now part of the newly formed town of Bitterfeld-Wolfen – is **EverQ GmbH**, a joint venture with the US company Evergreen Solar and REC. Since April 2006, the company has been producing wafers, cells and modules in an integrated process at the Thalheim site. This uses the String Ribbon™ wafer production process, which can make a significant contribution to cutting costs as it requires far less silicon than the traditional method.

On 25 October, the joint venture partners announced important news and radical changes for EverQ. The company will construct a third production plant in Bitterfeld-Wolfen, which will increase the joint venture's production capacity from 100 MWp to 180 MWp. The companies involved will invest just under € 150 million in the construction of the new plant, which is to start production in the first quarter of 2009. The new plant will use Evergreen Solar's quad furnace technology to manufacture wafers.

To support EverQ as it expands further, REC has offered the company an additional supply contract for polysilicon, with which EverQ can increase its production capacity to 600 MWp by 2012. The total volume of the supply contract amounts to approximately 4,000 tons which will be supplied at normal market condition. Annual deliveries under the new framework will amount to just over 700 tons and will cover the period from 2010 to 2015. As a result, the total volume of polysilicon that REC supplies to EverQ under existing and new contracts could increase to up to 2,100 tons per year.

Q-Cells and its partners Evergreen Solar and REC have also agreed to start preparations for **EverQ's IPO** immediately. The precise timetable is not yet set. EverQ's management and organisation are to be significantly reinforced as part of the preparations for the IPO. The aim is to make the company more independent of the joint venture partners and to develop an independent branch image. For this reason the sales and marketing organisation will be expanded, as EverQ's solar modules are to be sold under their own brand in future.

To ensure that it can develop independently, EverQ will receive proprietary rights to Evergreen's current technology base and the right to license all technological progress, which Evergreen develops in the first five years following the IPO based on the String Ribbon™-platform. EverQ will also establish its own large research and development team so that it can press ahead with these technologies using its own developments.

PROGRESS IN THIN-FILM BUSINESS

Q-Cells AG's two subsidiaries, **Calyxo GmbH** and **Brilliant 234. GmbH**, have produced the first test modules in their respective pilot lines in the past quarter. Both companies are presently expanding their pilot lines into initial production lines with a capacity of about 25 MWp. Commissioning of these factories is scheduled for the Q1 2008.

Brilliant 234. produces thin-film PV modules based on silicon while Calyxo uses the semiconductor material cadmium telluride for this purpose.

At the end of October, Q-Cells AG, **Calyxo GmbH** and the US company Solar Fields LLC agreed to intensify their cooperation. Solar Fields had developed the technology used by Calyxo to manufacture cadmium telluride PV modules and licensed it exclusively to Calyxo. Through the contract signed on October 30, the rights to all patents held by Solar Fields have been transferred to Calyxo GmbH. The assets of Solar Fields LLC were transferred to the newly established Calyxo USA, Inc., a 100 % subsidiary of Calyxo GmbH. Calyxo USA, which is based in Ohio, will concentrate on R&D and refine the technology. The company will take on all Solar Fields staff. In return, in addition to a one-off payment, Solar Fields has received shares in Calyxo GmbH and is now a minority shareholder in the company. As a result, Q-Cells AG now holds 93 % of Calyxo shares.



Solibro GmbH, which was established at the beginning of this year as a joint venture with the Swedish company Solibro AB, in which Q-Cells AG holds 67.5 % of the shares, was able to celebrate the topping-out ceremony for the first production line in the immediate vicinity of the Q-Cells complex around line V on 24 October, only two and a half months after construction started. The factory with a capacity of between 25 and 30 MWp is expected to start production by mid-2008. The company develops thin-film modules based on the Copper Indium Gallium Diselenide (CIGS) technology. Q-Cells is investing € 60 million in the first phase of developing the production line. Currently, 30 staff are employed by Solibro at the Bitterfeld-Wolfen site. Up to 120 new jobs are to be created by the end of 2008.

In recent months, there was also progress at **VHF-Technologies SA** in Yverdon-les-Bains in Switzerland. Q-Cells AG holds 51 % of the shares in the company, which produces flexible thin-film modules on plastic film under the brand name "Flexcell". In Switzerland, in a test line, VHF is already producing small modules for private customers, which can be used on sailing boats, for example. This line with a capacity of 2 MWp will be expanded by a further 5 MWp this year. The shareholders have now decided to construct the first production line on an industrial scale in Switzerland. The factory with a capacity of 25 MWp is to be built by mid-2008 and will produce modules for industrial roofs and integration in buildings. Switzerland was chosen as the location because of proximity to the research and development capacity and because of the outstanding conditions for establishing companies in the Canton of Waadt.

AWARDS FOR Q-CELLS

Last year, Q-Cells AG was awarded the Technology Fast 50 Award by the auditors and consultants Deloitte Deutschland for the fastest growing technology company in Germany. This year, in which sales growth between 2002 and 2006 was crucial for the ranking, we were unable to defend this top ranking because of the size we had already achieved by 2002. Nevertheless, sales growth of 3,018% in the five year period – from € 17.3 million to € 539.5 million – at any rate brought the company a solid 5th place. But this is not all: as part of this year's Fast 50 competition, Q-Cells received the **"Sustained Excellence Award"** from Deloitte. This prize is awarded to companies that are distinguished by innovation, entrepreneurial spirit and outstanding achievements in addition to sustained growth. In addition to the Fast 50 criterion of sales growth, Deloitte assesses the competitive position, management and corporate culture as well as the financial performance indicators for 2006.

WITH SOLAR ENERGY ROUND THE WORLD

We are particularly pleased that Q-Cells was able to contribute to putting a very special project on the road in the truest sense of the expression. At the beginning of July, the **solar taxi** driven by the Swiss adventurer and environmental activist Louis Palmer started going round the world from Lucerne – not in 80 days, rather the trip will take slightly more than a year but it will be powered by solar energy alone. The motivation of the "Solartaxi" company is to highlight new, feasible solutions for human mobility. The solar powered two-seater is driven by a trailer covered by solar cells supplied by Q-Cells. In addition, a photovoltaic system on the roof of the Swiss telecommunications company Swisscom feeds the electricity needed into the electricity network so that Palmer can "fill up" at a socket at any time.

Q-Cells AG is supporting the "Solartaxi" project as the main sponsor and cell supplier. This is why the unconventional vehicle is painted in the company's colours, blue and white, and – in addition to the idea of photovoltaic energy – is carrying our company's name round the world. En route the taxi will be stopping at those places where people are fighting for a sustainable energy supply and give them a solar ride: scientists, politicians, activists and companies that are committed to solar energy. At the end of October, the taxi had already reached India, after the crew had already experienced a fair amount en route through south eastern Europe, Turkey and various Arab countries – particularly huge interest from people wherever the vehicle appeared.

We should like to take this opportunity to thank the staff of Q-Cells AG and all its subsidiaries and affiliated companies for their outstanding performance in the past nine months. We should also like to thank our shareholders for their confidence in Q-Cells AG.

Bitterfeld-Wolfen, November 2007

Q-Cells AG's Executive Board

Anton Milner
CEO

Gerhard Rauter
COO

Dr. rer. pol. Hartmut Schüning
CFO

Dr. Florian Holzapfel
CTO

THE Q-CELLS SHARES

KEY DATA AS OF 30 SEPTEMBER 2007

Ordinary shares	
Symbol	QCE
Security identification number (WKN)	555866
ISIN	DE0005558662
Bloomberg	QCE GR
Reuters	QCEG.DE
Preference shares (not listed)	
Security identification number (WKN)	A0MFZE
ISIN	DE000A0MFZE1
TecDAX listing	since 19 December 2005
Number of ordinary shares as of 30 September 2007	79,208,651
Average number of ordinary shares in the first nine months of 2007	78,273,089
Number of preference shares as of 30 September	30,569,984
Average number of preference shares in the first nine months of 2007	26,748,736
Group earnings per share in the first nine months of 2007 (basis)	€ 1.06
Group earnings per share in the first nine months of 2007 (diluted)	€ 1.01
Market capitalization of ordinary shares as of 30 September 2007	€ 5,679 million
High in the first nine months of 2007	€ 74.89
Low in the first nine months of 2007	€ 34.30
Closing price as of 30 September 2007	€ 71.70

Q-CELLS SHARES REACH NEW HEIGHTS IN THE THIRD QUARTER 2007 DESPITE WEAK MARKETS

The performance of international stock markets in the third quarter was shaped by the crisis on the US mortgage market. Investors began to doubt whether subordinated mortgage loans, in particular, would be serviced on schedule by all debtors. The sub-prime crisis peaked in mid-August and led to substantial price falls on the most important international leading indexes up to this point. The interest rate cut by the US Federal Reserve on 18 September of 50 basis points to 4.75 % led to an easing in the situation. Consequently, share prices recovered across a broad front in the second half of September.

Despite the turbulence in prices having originated in the USA, both the Dow Jones and the broader index, the S&P 500, ended the third quarter with price gains of 3.6 % and 1.6 % respectively. Since the beginning of the year, the two US indexes have put on 11.7 % and 6.7 % respectively. European indexes suffered far more with the EuroStoxx50 losing 2.4 % in the third quarter and the leading German index, the DAX, losing 1.9 %. In the first three quarters, the DAX markedly out-performed the EuroStoxx50, gaining 19.2 % compared with only 6.4 %.

In the past quarter, shares in the solar sector out-performed the market as a whole. This is reflected on the one hand by a rise in the TecDAX, of 3.6 % in the third quarter and 29.1 % in the first nine months of the current year. Q-Cells is the largest stock in the TecDAX with a weighting of over 10 %, and its share price performance is heavily determined by the solar sector. This is illustrated even more clearly by growth in the Photon Photovoltaic Stock Index (PPVX), which is made up of 30 international companies from the solar index and which also includes Q-Cells. The PPVX achieved a new high, at 5,201 points, at the end of the third quarter. It has risen by 17.0 % and 96.0 % in the past three and nine months respectively.

The Q-Cells share rose by 110.5 % in the first nine months, which is far more than all comparative indexes. It rose by 11.7 % in the third quarter. This means that in the period from July to September, the performance of the Q-Cells share failed only to match the growth in the PPVX.

The Q-Cells share started with price mark-ups in the third quarter and reached a new high, at € 69.13, on 10 July. With the weakness in the market as a whole, the Q-Cells share trended downwards over the rest of July. This trend continued in the first half of August. In this environment, even the announcement of the figures for the first half of 2007 and the simultaneous increase in the forecast for the current year failed to impress market players. On 17 August, the Q-Cells share reached its low point in the third quarter when it closed at € 56.32. However, as sentiment improved on the market, the Q-Cells share recorded above average price increases over the rest of August and in September. On 25 September, it closed at an all-time high of € 74.89. Following some profit-taking during the following days, the Q-Cells share finished trading in the third quarter at € 71.70.

SHAREHOLDER STRUCTURE

ORDINARY SHARES: 79,208,651 | **TOTAL SHARES: 109,778,635**



57.3%
29.6%
13.1%
41.4%
27.8%
21.4%
9.4%

Ordinary shares:

- Good Energies Investments B.V. (23,466,513) 29.6%
- FMR (Fidelity) (10,972,204)*] Free Float 70.4%
- Others (44,769,934)

Total shares:

- Preference shares (30,569,984)*] Good Energies Investments B.V. 49.2%
- Ordinary shares (23,466,513)
- FMR (Fidelity) (10,972,204)*] Free Float 50.8%
- Others (44,769,934)

*Notice according to §§ 21ff. WpHG dated 31 October 2007

SHARE PRICE DEVELOPMENT IN THE FIRST NINE MONTHS 2007



80
70
60
50
40
30
20
Ashare price (rebased in €)
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Q-Cells + 110.5%
PPVX + 96.0%
TecDAX + 29.1%
DAX + 19.2%

CONSOLIDATED BALANCE SHEET AS PER IFRS
AS OF 30 SEPTEMBER 2007

ASSETS	09/30/2007 €'000	12/31/2006 €'000
A. NON-CURRENT ASSETS		
I. Goodwill	446.8	446.8
II. Intangible assets	31,676.6	27,381.8
III. Property, plant and equipment	298,190.4	144,146.9
IV. Financial assets	0.0	3.1
V. Financial assets accounted using the equity method	1,199,022.4	38,176.7
VI. Other non-current assets	81,117.4	66,516.9
	1,610,453.6	**276,672.2**
B. CURRENT ASSETS		
I. Inventories	108,412.3	78,728.2
II. Trade account receivables	114,515.9	83,538.8
III. Market value of financial instruments	69,488.8	22,182.7
IV. Time deposits	84,000.0	10,060.0
V. Other receivables and assets	21,538.1	15,936.7
VI. Cash and cash equivalents	474,591.4	147,349.6
	872,546.5	**357,796.0**
TOTAL ASSETS	2,483,000.1	**634,468.2**

LIABILITIES	09/30/2007 €'000	12/31/2006 €'000
A. SHAREHOLDER'S EQUITY		
I. Subscribed capital	109,778.6	74,729.7
II. Capital reserve	1,455,949.2	247,690.6
III. Revenue reserves	215,220.8	104,032.2
IV. Other reserves	-10,585.7	-147.0
Q-Cells AG shareholders	1,770,362.9	426,305.5
V. Minority interests	10,761.5	13,665.4
	1,781,124.4	**439,970.9**
B. NON-CURRENT LIABILITIES		
I. Convertible bond	402,095.7	0.0
II. Profit participation capital	14,642.9	14,578.6
III. Non-current financial liabilities	2,189.3	6,149.2
IV. Deferred investment grants and subsidies	49,420.6	32,614.4
V. Other provisions	5,862.1	4,661.4
VI. Other non-current liabilities	47,983.2	13,668.7
VII. Deferred taxes	5,949.5	5,255.4
	528,143.3	**76,927.7**
C. CURRENT LIABILITIES		
I. Current financial liabilities	5,647.8	6,731.1
II. Trade accounts payable	45,538.0	44,346.0
III. Tax liabilities	17,526.2	16,353.4
IV. Deferred investment grants and subsidies	7,322.9	6,350.1
V. Market values of financial instruments	50,610.2	22,565.3
VI. Other provisions	888.3	917.0
VII. Other current liabilities	46,199.0	20,306.7
	173,732.4	**117,569.6**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**2,483,000.1**	**634,468.2**

CHANGES IN CONSOLIDATED EQUITY ACCORDING TO IFRS FOR THE PERIOD FROM 1 JANUARY TO 30 SEPTEMBER 2007

	Subscribed capital € '000	Capital reserve € '000	Revenue reserve € '000
01/01/2006	**36,913.6**	**240,686.9**	**44,109.1**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		108.6	
Income and expenses recognized directly in equity	0.0	108.6	0.0
Stock option programme		4,638.0	
Net income for the period			62,401.3
Total income and expenses recognized in equity	0.0	4,746.6	62,401.3
Issue of new shares	309.7	532.6	
Capital increase from reserves	37,223.3		−37,223.3
Change in the scope of consolidation			
09/30/2006	**74,446.6**	**245,966.1**	**69,287.1**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		8.8	
Income and expenses recognized directly in equity	0.0	8.8	0.0
Stock option programme		1,607.7	
Net income for the period			34,745.1
Total income and expenses recognized in equity	0.0	1,616.5	34,745.1
Issue of new shares	283.1	108.0	
Change in the scope of consolidation			
12/31/2006	**74,729.7**	**247,690.6**	**104,032.2**
Valuation financial instruments (€ 2,332.0 thousand less deferred taxes of € 532.4 thousand)			
Foreign currency translation			
Changes in the equity of associated companies		31.1	
Income and expenses recognized directly in equity	0.0	31.1	0.0
Stock option programme		2,615.0	
Net income for the period			111,188.6
Total income and expenses recognized in equity	0.0	2,646.1	111,188.6
Issue of new shares	725.3	267.6	
Capital increase against contributions in kind	34,323.6	1,108,083.3	
Acquisition minority interest in VHF-Technologies			
Part of convertible bond recognized in equity (€ 96,895.7 thousand plus deferred taxes of € 365.9 thousand)		97,261.6	
09/30/2007	**109,778.6**	**1,455,949.2**	**215,220.8**

Other reserves				
Market valuation € '000	Foreign exchange differences € '000	Q-Cells AG shareholders € '000	Minority interests € '000	Total equity € '000
-432.6	**-15.1**	**321,261.9**	**0.0**	**321,261.9**
993.6		993.6		993.6
	-9.3	-9.3	-46.5	-55.8
	10.1	118.7		118.7
993.6	0.8	1,103.0	-46.5	1,056.5
		4,638.0		4,638.0
		62,401.3	-393.3	62,008.0
993.6	0.8	68,142.3	-439.8	67,702.5
		842.3		842.3
		0.0		0.0
		0.0	3,093.8	3,093.8
561.0	**-14.3**	**390,246.5**	**2,654.0**	**392,900.5**
-561.0		-561.0		-561.0
	-89.1	-89.1	-344.8	-433.9
	-43.5	-34.8		-34.8
-561.0	-132.7	-684.9	-344.8	-1,029.7
		1,607.7		1,607.7
		34,745.1	-906.6	33,838.5
-561.0	-132.7	35,667.9	-1,251.4	34,416.5
		391.1		391.1
		0.0	12,262.8	12,262.8
0.0	**-147.0**	**426,305.5**	**13,665.4**	**439,970.9**
1,799.6		1,799.6		1,799.6
	-328.3	-328.3	-381.0	-709.3
-5,857.9	-6,052.1	-11,878.9		-11,878.9
-4,058.3	-6,380.4	-10,407.6	-381.0	-10,788.6
		2,615.0		2,615.0
		111,188.6	-1,269.0	109,919.6
-4,058.3	-6,380.4	103,396.0	-1,650.0	101,746.0
		992.9		992.9
		1,142,406.9		1,142,406.9
		0.0	-1,253.9	-1,253.9
		97,261.6		97,261.6
-4,058.3	**-6,527.4**	**1,770,362.9**	**10,761.5**	**1,781,124.4**

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD FROM 1 JANUARY TO 30 SEPTEMBER 2007

BASIC INFORMATION

The present IFRS interim financial statements are the consolidated financial statements of Q-Cells AG. They were neither audited nor subjected to an audit review. The consolidated financial statements are prepared in euros (€), since the majority of Group transactions occur in this currency. Unless otherwise indicated, all amounts are stated in thousands of euros (€ '000). All figures are rounded off, which may result in rounding differences.

SIGNIFICANT EVENTS DURING THE PERIOD UNDER REVIEW

In January 2007, Q-Cells AG invested in **Solibro GmbH, Thalheim/Germany,** as part of a joint venture with Solibro AB, Uppsala/Sweden.

Q-Cells AG secured a supply of considerable quantities of metallurgical silicon for the period up to 2018 through **a long-term supply contract** with Elkem Solar AS, Oslo/Norway (Elkem Solar), which is part of the Norwegian Orkla Group, to guarantee further growth in the Group's core business.

In connection with the silicon contract Q-Cells AG took over **17.9% of the shares (88,456,767 shares) in Renewable Energy Corporation ASA, Høvik/Norway (REC)** from Good Energies Investments B.V., Amsterdam/Netherlands (Good Energies). At the same time, Good Energies increased its investment in Q-Cells AG. As part of a **capital increase through contributions in kind,** Q-Cells AG issued 34,323,579 new shares to Good Energies, of which 3,753,595 were ordinary shares and 30,569,984 were preference shares. This share exchange amounted to € 1,142.4 million in total and increased total assets significantly. In June 2007 Q-Cells AG sold 3,500,000 shares in REC as a result of which the stake in REC has fallen to 17.18%. Q-Cells AG received a total of € 88.0 million from the sale of these shares. The capital gain resulting from this sale of € 44.0 million is reported separately in the income statement as income from the sale of shares.

On 7 February 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (save for the guarantee) unsecured **convertible debenture ('convertible bond').** The convertible bond was issued by **Q-Cells International Finance B.V.,** Rotterdam/Netherlands, a wholly owned subsidiary of Q-Cells, which was established on 6 February 2007, and is guaranteed by Q-Cells. The issue volume of the convertible bond amounted to € 492.5 million on the value date of 28 February 2007. This transaction also resulted in another substantial increase in total assets.

As part of a capital increase carried out in July 2007, Q-Cells AG acquired a further 19.15% stake in **The Solaria Corporation** located in Fremont, California/USA (Solaria). As a result, the stake has increased to 31.54%.

In the first three quarters of fiscal year 2007, Q-Cells AG increased its sales revenues by 50.3% compared with the same period in the previous year.

Operating income improved from € 90.9 million to € 131.1 million (+44.2%) compared with the same period in the previous year, while net income for the period (after minority interests) rose by 78.2% to € 111.2 million.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The quarterly report as of 30 September 2007, including selected notes, has been prepared in accordance with the International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

The IFRS interim financial statements were prepared using the accounting policies used in the consolidated IFRS financial statements of Q-Cells AG for the year ended 31 December 2006. The following changes were made to the way in which figures are reported compared with the consolidated financial statements as of 31 December 2006 and the quarterly financial statements as of 31 March 2007 to increase their informational value:

The income statement presented for quarterly reporting purposes still only shows a total figure for cost of materials and personnel expenses respectively. Furthermore, expenses incurred in leasing personnel are now disclosed under other operating expenses. In the past these were shown as a component of expenses for services purchased within the cost of materials. All comparative figures have been adjusted accordingly.

These interim financial statements do not contain all the information that is required for consolidated financial statements at the end of a fiscal year and are therefore to be read together with the consolidated financial statements as of 31 December 2006.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COMPANIES INCLUDED IN CONSOLIDATION

All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which we exercise a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

SUBSIDIARIES	Registered Office	Amount of the holding
Calyxo GmbH	Bitterfeld-Wolfen/Germany	100%
Brilliant 234. GmbH	Bitterfeld-Wolfen/Germany	100%
Q-Cells International GmbH in the course of formation	Bitterfeld-Wolfen/Germany	100%
Q-Cells International Finance B.V.	Rotterdam/Netherlands	100%
Q-Cells Asia Ltd.	Hong Kong/China	100%
VHF Technologies S.A.	Yverdon-les-Bains/Switzerland	51%

Accounting for VHF

On 13 March 2007, Q-Cells AG resolved to exercise its option to acquire a total of 51% of the shares in VHF. The purchase price of € 6,518.7 thousand for the increase from 23.44% to 51%, which took place in the second quarter 2007, was paid to VHF in cash as part of a capital increase. Within the framework of this stock acquisition, the previously reported goodwill from the first two acquisitions, which took place in 2006, remained unchanged at € 446.8 thousand. A difference identified on the liabilities side as part of the current increase in the stake (acquisition of minority interests) (a so-called "lucky buy") was recognised in the income statement with a figure of € 1,253.9 thousand and shown under other operating income.

Accounting for Q-Cells International Finance B.V.
On 6 February 2007, Q-Cells AG established Q-Cells International Finance B.V., Rotterdam/Netherlands, and has held 100% of the shares since this date. Among other things, the purpose of the company is to present the Group on international financial markets, to raise funds as well as to issue debentures, other securities or debt instruments.

In February 2007, Q-Cells AG issued a convertible bond via its newly established subsidiary. (Please see our comments on shareholders' equity.)

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	Registered Office	Amount of the holding
Joint venture		
Solibro GmbH	Bitterfeld-Wolfen/Germany	67.50%
EverQ GmbH	Bitterfeld-Wolfen/Germany	33.33%
Associated companies		
CSG Solar AG	Bitterfeld-Wolfen/Germany	21.71%
Renewable Energy Corporation ASA (REC)	Høvik/Norway	17.18%
The Solaria Corporation (Solaria)	Fremont, California/USA	31.54%

Joint ventures
In accordance with IAS 31, investments where two or more partners undertake an economic activity that is subject to joint control through contractual arrangements are reported as joint ventures. The equity method is used.

Accounting for the shareholding in Solibro GmbH
In January 2007, Q-Cells AG invested in Solibro GmbH, Bitterfeld-Wolfen/Germany, as part of a joint venture with Solibro AB, Uppsala/Sweden.

The technology developed by Solibro AG, for which three patents have been registered, and all the assets associated therewith, passed to the ownership of Solibro GmbH. The existing pilot line in Uppsala was transferred to a development centre as a 100% subsidiary of Solibro GmbH – Solibro Research AB, Uppsala/Sweden.

Solibro AB, Uppsala/Sweden, founded Solibro GmbH, Bitterfeld-Wolfen/Germany with the deed of incorporation dated 4 December 2006, in which Q-Cells AG acquired 67.5% of the shares in two steps. The purpose of the company is to develop, manufacture and market solar cells and solar modules based on the CIGS technology. In accordance with IFRS 3.16 ff. and IAS 31, Solibro GmbH has been accounted for in the consolidated financial statements as a joint venture using the equity method since 25 January 2007 (date of acquisition) because of the agreed joint management.

In an initial step on 25 January 2007, Q-Cells AG acquired 37.25% of the shares in Solibro GmbH from the previous shareholder Solibro AB. Of the purchase price of € 24 million, € 4.0 million was paid in cash to Solibro AB. The additional € 20.0 million will be paid to Solibro AG as certain technological milestones, which Q-Cells AG expected to be achieved at the date the shareholding was acquired, are achieved. The present value of the milestone-dependent payment obligation of € 20.0 million calculated in line with the anticipated payment dates has therefore been included in the calculation of the cost of acquiring the stake.

In July 2007, € 4.0 million was paid to Solibro AB as a consequence of achieving the first of these technological milestones.

On 12 February 2007, a resolution to increase the capital of Solibro GmbH was passed. Q-Cells AG purchased all the shares and consequently acquired a further 30.25% of the shares in Solibro GmbH in the course of the capital increase (second stage of acquisition). Of the consideration of € 60.0 million, € 10.0 million was paid to Solibro GmbH in cash. The remaining € 50.0 million is to be paid in specific tranches and at specific intervals to the capital reserve of Solibro GmbH, if a resolution to construct a prototype factory is adopted in 2007. Q-Cells AG also expected this resolution at the time it acquired the stake. The part of the € 50.0 million, which is attributable to the joint venture partner's share (Solibro AB), i.e. 32.5% (= 100% minus Q-Cells' share of 67.5%) or € 16.25 million was included at the present value in the calculation of the cost of acquisition.

Construction of Solibro GmbH's first factory in Thalheim with a production capacity of 25 to 30 MWp was approved by the Supervisory Board of Q-Cells AG in March 2007 and by the Shareholders' Meeting of Solibro GmbH at the beginning of May 2007, so that at this point a legal obligation to pay the total amount of € 50.0 million to the capital reserve of Solibro GmbH also accrued. In consequence, the partial amount of € 33.75 million (the "Q-Cells share"), which had not previously been taken into account, was recognised as an additional liability to Solibro GmbH with the present value being reported.

The first tranches of € 12.5 million and € 7.5 million were paid on schedule at the end of May and end of September 2007.

The calculation of the present values is based on an interest rate of 4%. The addition of accrued interest to the liabilities to Solibro AB and Solibro GmbH will result in a forecast total interest charge of approximately € 3.0 million in subsequent periods up to November 2010. In the first three quarters of 2007, expenditure on the addition of accrued interest to liabilities amounted to € 1.2 million.

The present values of future payment obligations are shown correctly in the corresponding liabilities in the corresponding liabilities in the balance sheet.

Associated companies
In accordance with IAS 28, investments where Q-Cells has at least the option of exerting significant influence but not control or joint control of decision-making processes are shown as associated companies. According to IAS 28.6, a holding of at least 20% of the voting rights in an associated company indicates the shareholder exercises significant influence unless it can be clearly demonstrated that this is not the case. Conversely, if a holding is smaller, significant influence must be clearly demonstrated. IAS 28.7 identifies a few indicators by which the existence of significant influence by the shareholder can be concluded as a rule.

Accounting for the shares in REC
In February 2007, Q-Cells AG acquired 17.9% of the shares (88,456,767 shares) in Renewable Energy Corporation ASA, Høvik/Norway (REC), from Good Energies Investments B.V., Amsterdam/Netherlands.

At the same time, as part of a capital increase through contributions in kind, 34,323,579 new shares in Q-Cells AG were issued to Good Energies (3,753,595 ordinary shares and 30,569,984 preference shares). (Please see our comments on shareholders' equity.)

The acquisition costs of the REC shares were determined in accordance with IFRS 3.24ff. based on the fair value of the Q-Cells AG shares issued, taking account of the fair value of the put options acquired on the sale of part of the REC shares (please see the section on financial instruments).

The closing price of the Q-Cells share on the day before the transaction was published amounting to € 41.70 per share was taken as the fair value for the ordinary shares. The preference shares were valued at the value that was negotiated as appropriate as part of the capital increase through contributions in kind. This included a discount because the preference shares are harder to sell. This led to a valuation of € 32.25 per preference share.

Taking account of the fair value of the put options (€ 38.4 million), the acquisition costs for the share in REC was € 1,104.0 million.

The difference between the cost of acquiring the investment and Q-Cells AG's share of the fair values of identified assets and liabilities is reported in accordance with IAS 28.23 in conjunction with IFRS 3.

In the course of acquiring the investment, further intangible assets above and beyond the assets and liabilities already recorded in the REC consolidated balance sheet were identified. In essence, these relate to unfilled orders under long term contractual relationships. These figures are written down on a scheduled basis. The share of these intangible assets attributable to Q-Cells AG amounting to € 101.0 million is being written down on a scheduled basis from the second quarter of 2007 as part of the application of the equity method in accordance with IAS 28.23 (last paragraph). The resulting expenditure is included in the income attributable to Q-Cells AG from its REC stake. The figures are written down on a straight-line basis over the average term of the respective underlying contracts. The terms amount to between five and ten years.

REC has been a long-term, strategically important partner of Q-Cells since the Company started production and is one of its most important suppliers. Q-Cells AG has significant key customer and supplier relationships with REC and its subsidiaries REC ScanModule AB, Glava/Sweden ('ScanModule'), REC ScanCell AS, Narvik/Norway ('ScanCell'), and REC ScanWafer AS, Høvik, Glomfjord, Porsgrunn/Norway ('ScanWafer'). REC also has a 33.33 % stake in the joint venture EverQ GmbH and is also investing in the associated company CSG Solar AG. Furthermore, Marcel Brenninkmeijer, a member of the Supervisory Board of Q-Cells AG, is a member of the Board of Directors of REC at the same time.

In accordance with IAS 28, REC was accounted for in the consolidated financial statements as an associated company using the equity method with effect from 5 February 2007 (date of acquisition), since significant influence, as defined in IAS 28.7, can be exercised by Q-Cells AG because of the diluted shareholder structure and the major business relationships maintained with the company.

On 20 June 2007, Q-Cells AG sold 3,500,000 shares in REC from those of its shareholdings not covered by put options at a price per share of NOK 203. The sale took place to offset the loss already incurred and still to be expected from valuing the put options at fair market value. As a result of the sale, the stake in REC has fallen to 17.18 %. We continue to regard REC a very important long-term partner and the participation in REC a strategic one.

Q-Cells AG received a total of € 88.0 million from the sale of these shares. The capital gain resulting from this sale of € 44.0 million is reported separately in the income statement as income from the sale of shares.

Accounting for the shares in Solaria

As part of a capital increase carried out in July 2007, Q-Cells AG acquired a further 19.15 % stake in Solaria. The agreed total consideration of € 22.4 million (USD 30.5 million) was paid in cash in July 2007.

Further assets which were not capitalized up to now were identified in the course of the purchase price allocation, so the technology of Solaria. These assets will be amortised on a scheduled basis over an anticipated useful life, beginning from the expected date the assets are available for use. The resulting expenses will be included in the income attributable to Q-Cells AG from its Solaria stake.

In addition to increasing its stake, Q-Cells AG has concluded a supply agreement for solar cells totaling up to 1.35 GWp over a term of ten years with the company. In this connection, Q-Cells AG was issued options to purchase further shares. However, no control could be achieved in the event of their being exercised. The share options were valued at € 1.3 million and disclosed as free-standing derivatives under the market values of financial instruments. Corresponding with the recognition of the derivative an item relating to the cell supply agreement has been recognised on the liability side of the balance sheet and disclosed under other non-current liabilities.

Accounting for the shares in CSG Solar AG

In mid-July 2007, CSG Solar AG, Bitterfeld-Wolfen/Germany, ssued a convertible bond, to which, in accordance with its stake, Q-Cells AG subscribed for 18,867 units at an issue price of € 106.00 per convertible bond. Payment of € 2.0 million took place in July 2007. The bond consists of 86,767 units in total and carries an interest coupon of 4.0 % with interest payable on maturity on 30 June 2011. Q-Cells AG is entitled at any time to convert each convertible bond into one new registered non par-value share with restricted transferability. The conversion right, which is valued at € 0.4 million, constitutes a derivative that is to be split off from the basis agreement (loan grant) and is consequently shown under the market values of financial instruments. Interest is added to the residual amount attributable to the loan grant of € 1.6 million using the effective interest rate method over the maximum term of the bond and it is shown under non-current assets.

NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

PROPERTY, PLANT AND EQUIPMENT

Work was started, as scheduled, on the construction of a new factory (line V) in 2006. Line V will be constructed in four sections and will have a nominal capacity of 225 MWp (production capacity of 180 MWp) by the end of 2007. The ramp-up of the first section of the new line V started towards the end of the second quarter and this was completed successfully in the third quarter. Subsequently, the ramp-up of the second section started in September. As a result, a nominal capacity of 130 MWp (production capacity of 104 MWp) from the two lines Va and Vb was available at the end of the third quarter. A further € 86.8 million was invested in the construction of line V in the first three quarters.

The Group also invested a total of € 27.3 million in the pilot lines at its subsidiaries Calyxo and Brilliant.

FINANCIAL ASSETS

CPI ChemiePark-Institut GmbH, Bitterfeld-Wolfen, in which Q-Cells AG has holdings of 6.1%, is not part of the consolidation. Because disposal is intended, it is no longer reported under "financial assets" in the Q-Cells AG consolidated financial statements.

Companies accounted for using the equity method
Investments in joint ventures and associated companies

Q-Cells AG holds the following **investments in joint ventures:**

	09/30/2007		12/31/2006	
	Proportion of shareholders' equity		Proportion of shareholders' equity	
	€ '000	%	€ '000	%
Solibro GmbH, Bitterfeld-Wolfen	[redacted]	[redacted]	0.0	0.00
EverQ GmbH, Bitterfeld-Wolfen	[redacted]	[redacted]	28,990.2	33.33
	[redacted]		28,990.2	

Q-Cells AG holds the following **investments in associated companies:**

	09/30/2007		12/31/2006	
	Proportion of shareholders' equity		Proportion of shareholders' equity	
	€ '000	%	€ '000	%
CSG Solar AG, Bitterfeld-Wolfen	[redacted]	[redacted]	6,235.7	21.71
Renewable Energy Corporation ASA, Høvik/Norway	[redacted]	[redacted]	0.0	0.00
The Solaria Corporation, Fremont, California/USA	[redacted]	[redacted]	2,950.8	12.39
	[redacted]		9,186.5	

OTHER NON-CURRENT ASSETS

In essence, other non-current assets reflect the non-current portion of advance payments made on future raw materials supplies (€ 49,443.6 thousand; 31 December 2006: € 43,922.3 thousand) as well as a bullet loan extended to EverQ GmbH, Bitterfeld-Wolfen (€ 30,000.0 thousand; 31 December 2006: € 22,575.0 thousand). On 31 January 2007, Q-Cells AG extended the remaining € 7,425.0 thousand due under this loan agreement, which has a term up to 31 December 2009, to EverQ GmbH. Interest has been charged on the loan at 5.43% p.a. since 1 February 2007.

Current assets

INVENTORIES

	09/30/2007 € '000	12/31/2006 € '000
Raw materials, consumables and supplies	[illegible]	36,560.7
Finished and unfinished goods	[illegible]	36,635.2
Advances paid	[illegible]	5,532.3
	[illegible]	**78,728.2**

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable have risen by 37.1 % because of the increase in sales and are due within one year.

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. On the balance sheet date, receivables in foreign currency amounted to € 1,419.7 thousand (31 December 2006: € 8,889.7 thousand).

MARKET VALUE OF FINANCIAL INSTRUMENTS

REC put options

Three put option agreements were concluded to partially hedge the value of the REC shares received in the course of the capital increase through contributions in kind to some extent. Q-Cells AG is entitled but not obliged to make delivery of a total of 78,573,329 shares, which were contributed as part of the capital increase through contributions in kind, to Orkla ASA, Oslo/Norway.

The fair value was determined on the basis of the Monte Carlo simulation.

The initial valuation amounted to € 38.4 million and is made up as follows:

	First put option first tranche	First put option second tranche	Second put option
Share price (NOK)	149.5	149.5	149.5
Exercise price (NOK)	90	90	70
Term in years	3	3	2
Volatility	43%	43%	43%
Risk-free interest rate (constant)	4.5%	4.5%	4.5%
Fair value of an option (NOK)	**4.69**	**4.69**	**1.81**
Exchange rate NOK/€	8.11	8.11	8.11
Fair value of an option (€)	**0.58**	**0.58**	**0.22**
Number of options	29,403,227	29,403,227	19,766,875
Total value of the tranche (€ '000)	17,003.2	17,003.2	4,418.9
Total value of all tranches (€ '000)			38,425.3

The subsequent valuation of these option based derivatives took place at fair value, which resulted in a value of € 4,609.6 thousand on 30 September 2007. The reduction in the value of the put options was mainly attributable to the rapid rise in the price of REC shares and led to a negative result from the valuation of the options in the first three quarters of € 33,815.7 thousand.

Embedded derivatives

Q-Cells AG has identified embedded foreign currency derivatives as part of its sale and purchase contracts. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, the same volume of sales contracts was concluded in USD (hedging to reduce the foreign exchange risk).

For accounting purposes financial instruments, which are included in purchase or sale contracts denominated in USD. This applies, if USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives, which require separation.

This item contains the positive market values of embedded derivatives amounting to € 54,217.0 thousand. This is offset by an item on the liabilities side relating to negative values amounting to € 50,610.2 thousand.

In the first three quarters, the net result of changes in the market values of embedded derivatives amounts to € 3,989.5 thousand. Income and expenses from economically similar transactions amount to € 32,034.3 thousand and € 28,044.8 thousand respectively. The figure is shown in income from financial instruments.

Time deposits

As of 30 September 2007, there were time deposits with an original term of more than 90 days amounting to € 84,000.0 thousand (31 December 2006: € 10,060.0 thousand).

Cash and cash equivalents

The increase in cash and cash equivalents is mainly due to the influx of funds from the convertible bond and from the proceeds of the sale of REC shares. Cash and cash equivalents are made up as follows:

	09/30/2007 €'000	12/31/2006 €'000
Cash and balances in banks	[redacted]	10,998.1
Time deposits and call money	[redacted]	136,351.5
Securities	[redacted]	0.0
	[redacted]	**147,349.6**

Securities classified as available for sale (fund units) are valued at their respective fair values (market value). The changes in value are recognised in equity and not taken to income until they are sold.

SHAREHOLDERS' EQUITY

SHARE CAPITAL

Making use to some extent of Authorised Capital (Authorised Capital 2006/1) and with the approval of the Supervisory Board, the company's share capital was increased by € 34,323.6 thousand from € 74,729.7 thousand to € 109,053.3 thousand.

In addition, a total of 725,328 preference shares were issued from Contingent Capital I under the stock option program on 19 June 2007 and on 30 August 2007. Following the issue of the new preference shares, the company's share capital now amounts to € 109,778.6 thousand.

COMPOSITION OF THE SHARE CAPITAL
(No. of shares)

	09/30/2007	12/31/2006
Ordinary shares	[redacted]	74,729,728
Preference shares	[redacted]	0
	[redacted]	**74,729,728**

Good Energies increased its stake in Q-Cells AG in connection with the acquisition of shares in REC. As part of a capital increase through contributions in kind, Q-Cells AG has issued 34,323,579 new shares to Good Energies. Of these shares, 3,753,595 were issued as ordinary shares. The remaining 30,569,984 shares are preference shares. The preference shares are not listed on the stock exchange and do not carry voting rights. The owners of preference shares are entitled to convert them to ordinary shares at a ratio of 1:1 through a stock exchange admission process and have them registered for stock exchange trading. The preference shares carry a small dividend premium of 3 cents per share. The dividend premium exists as far as no dividend is paid to the ordinary shareholders. Good Energies now holds 29.6 % of the voting rights and 49.2 % of the share capital respectively.

With regard to the revised form of the authorised capital, please refer to the section entitled "Resolutions passed by the Annual Shareholders' Meeting on 14 June 2007".

CAPITAL RESERVE

The **capital increase through contributions in kind** was effected by exchanging 88,456,767 shares in REC for 34,323,579 new shares in Q-Cells AG. In accordance with IFRS 3.24 ff. the cost of acquisition of the shares purchased in a company corresponds to the market value of the issued shares. As a result, the total value of this share exchange amounts to € 1,142,406.9 thousand. The amount in excess of the share capital of € 1,108,083.3 thousand was transferred to the capital reserve. (With regard to the valuation, please refer to our comments on the measurement of the REC shares).

On 7 February 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (save for the guarantee) unsecured **convertible debenture** ('convertible bond'). The convertible bond was issued by Q-Cells International Finance B.V. and guaranteed by Q-Cells. The convertible bond was only offered for sale to institutional investors outside the USA within the framework of an accelerated bookbuilding process. Existing Q-Cells shareholders' rights to subscribe to the convertible bond were excluded. The issue volume of the convertible bond amounted to € 492.5 million on the value date of 28 February 2007. Based on the conversion price mentioned below the convertible bond is convertible into up to approximately 7.37 million ordinary bearer Q-Cells shares with no par value (unit shares). The conversion price was set at € 66.79. This corresponds to a premium of 40 % above the reference price for Q-Cells ordinary shares of € 47.7061 per share. The convertible bond's coupon was set at 1.375 %. The convertible bond was approved for trading on the Euro MTF segment on the Luxembourg stock exchange on 23 April 2007.

According to IAS 32.28, this convertible bond is a hybrid financial instrument, which contains both liability components (right to interest and repayment) and equity elements (right to subscribe to shares) from the issuer's perspective. These components have to be calculated and shown separately when accounting for the bond. First, the fair value of the liability component (€ 394.0 million) was determined using Monte Carlo simulations. The effective interest rate was then determined from this fair value, taking transaction costs as well as the anticipated future payment flows in the case of an assumed term of five years into account, which amounts to 6.32%. The fair value of the equity component including the embedded derivatives (termination options) amounts to € 98.5 million. In accordance with IAS 32.38, the transaction costs incurred to date of € 8.0 million have been allocated to the assigned values in the ratio of the liability and equity components.

As of 30 September 2007, after taking account of deferred taxes of € 365.9 thousand the equity component is shown in the capital reserve at a net figure of € 97,261.6 thousand because of the pro rata transaction costs recorded directly in shareholders' equity.

Stock option programms 2005 (ESOP IIc/ESOP IId/ESOP IIe)
The fourth (ESOP IIc), fifth (ESOP IIe) and sixth (ESOP IId) tranche of the stock option programms 2005 will allow certain employees to acquire Company shares with restrictions on disposal at a fixed exercise price and defined terms under certain conditions. The issue of stock options as part of the fourth and fifth respectively sixth tranche of the stock option program 2005, which took place in January and July 2007, is subject in principle to the same option conditions as the issue of options as part of the first tranche in August 2005, the second tranche in January 2006 and the third tranche in July 2006 but with differences in the vesting period and the term of the options.

The stock options are recognised at the fair value of the options issued in accordance with IFRS 2 and are recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserve). The fair value was determined on the basis of the Monte Carlo simulation.

The following model parameters and premises are used for determining the option price:

	ESOP IIc	ESOP IId	ESOP IIe
Exercise price equals the share price on the issue date	€ 37.29	€ 69.13	€ 34.07
Vesting period	2 years	2 years	3 years
Expected average term of the option	2.5 years	2.5 years	3 years
Market price of the underlying share at the issue date	€ 37.29	€ 69.13	€ 34.07
Expected volatility in the share price	0.5	0.5	0.5
Dividend yield from 2010	1.0%	1.0%	1.0%
Risk-free interest rate	3.7%	4.5%	3.7%
Number of subscription rights issued	29,238	20,144	25,000
Expected number of subscription rights exercised	24,998	17,223	25,000

The volatility was established on the basis of past volatility of the peer group over the past year and two years.

On the basis of the assumptions shown, fair values were established for the options (subscription rights for one share) of € 13.15 (ESOP IIc), € 24.41 (ESOP IId) and € 11.50 (ESOP IIe).

Total expenses recorded in the period under review for expenditure on the stock option programs 2005 issued in the first three quarters of 2007 amount to € 164.3 thousand (ESOP IIc), € 78.8 thousand (ESOP IId) and € 131.8 thousand (ESOP IIe).

Please refer to the statement of changes in equity for details of changes in the shareholders' equity of Q-Cells AG during the first three quarters of 2007.

Resolutions passed by the Annual Shareholders' Meeting
The Annual Shareholders' Meeting on 14 June 2007 passed the following resolutions:

The existing **Authorised Capital** (Authorised Capital 2006/1) is cancelled and recreated as follows:

The Executive Board is authorised, with the consent of the Supervisory Board, to increase the share capital of the Company up to 31 May 2012 on the basis of contributions in kind or cash contributions on one or more occasions by up to a total of € 54,526,653.00 by issuing up to 54,526,653 new ordinary bearer shares with no par value and/or preference shares with or without voting rights (unit shares) (Authorised Capital) and, in so doing, to determine a date on which profit sharing is to start that differs from the law. The authorisation includes the authority to issue additional preference shares with or without voting rights, which rank ahead of or equal to the preference shares issued on the basis of this authorisation. The Executive Board is authorised, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights and to stipulate additional details for each capital increase and the conditions for the share issue.

The Executive Board is authorised, with the consent of the Supervisory Board, to issue up to 5,756,442 options to current and future employees, members of the Executive Board, members of the management bodies and employees of companies presently associated or associated with Q-Cells AG in future on one or more occasions up to 31 May 2011. These will entitle the purchaser to acquire new shares in Q-Cells AG in accordance with the option conditions (stock option program 2007/ESOP III). If options are to be granted to members of the Company's Executive Board, only the Supervisory Board is authorised to issue them.

A **Contingent Capital IV** is created as follows to provide for the stock option programme 2007:

The Company's share capital is contingently increased by up to € 5,756,442.00 by issuing up to 5,756,442 ordinary bearer shares with no par value (Contingent Capital IV). The Contingent Capital increase is only to be implemented in as much as options are issued from the Contingent Capital IV and holders of the options make use of their subscription right.

The resolution passed by the Annual Shareholders' Meeting on 29 June 2006 authorising the issue of options and/or convertible bonds with a total nominal amount of up to € 1.5 billion is cancelled in as much as no use has been made of this authorisation.

The Executive Board is authorised, with the consent of the Supervisory Board, to issue **options and/or convertible bonds** with a total nominal amount of up to € 3 billion, which may or may not be limited in term, on one or more occasions up to 31 May 2012 and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's ordinary bear shares with no part value (unit shares) with a pro rata amount of the share capital totalling up to € 36,247,465.00 subject to the more detailed provisions of the option and convertible bond conditions.

The share capital will be contingently increased by up to € 43,621,323.00 by issuing up to 43,621,323 new ordinary bearer shares each with a pro rata amount of the share capital of € 1.00 (unit shares) **(Contingent Capital III).** The Contingent Capital increase serves to grant option rights and option obligations subject to the provisions of the option conditions to the holders of warrants under warrant bonds or of conversion rights and conversion obligations subject to the provisions of the convertible bond conditions to holders of convertibles bonds that are issued by the Company or a subordinate affiliated company up to 31 May 2012.

All resolutions passed by the Annual Shareholders' Meeting were recorded in the Commercial Register on 30 July 2007.

Non-current liabilities

CONVERTIBLE BOND

This item reflects the liability component (as of 30 September 2007, € 402,095.7 thousand) of the convertible bond issued in February 2007. (Please see our comments on shareholders' equity.)

OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of 30 September 2007 essentially reflect the non-current liabilities from the acquisition of Solibro GmbH in the amount of € 23,028.0 thousand (of which € 11,763.0 thousand to Solibro GmbH and € 11,265.0 thousand to Solibro AB), the non-current portion of advance payments received on orders (€ 21,283.1 thousand; 31 December 2006: € 11,292.0 thousand) and from the finance lease of € 2,399.8 thousand (31 December 2006: € 2,359.3 thousand).

Current liabilities

TRADE ACCOUNTS PAYABLE

Trade accounts payable are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and later measured at the closing rate. As of the balance sheet date, liabilities in foreign currencies amounted to € 1,323.1 thousand (31 December 2006: € 2,126.9 thousand).

OTHER CURRENT LIABILITIES

The increase in other current liabilities compared with 31 December 2006 relates in essence to the current liabilities from the acquisition of Solibro GmbH of € 21,173.0 thousand (of which € 17,213.0 thousand to Solibro GmbH and € 3,960.0 thousand to Solibro AB).

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparative figures relate to the period from 1 January to 30 September 2006.

SALES REVENUES

Sales revenues rose by 50.3 % compared to 2006.

Information on the breakdown by region is provided in the segment report of these notes.

Product	Cell Type		01/01-09/30 2007 € '000	01/01-09/30 2006 € '000	Change € '000
Poly-crystalline	Q5	(125x125 mm)	1,845.5	5,753.6	-3,908.1
	Q6	(150x150 mm)	13.9	3,011.8	-2,997.9
	Q6L	(156x156 mm)	507,669.6	323,666.7	184,002.9
	Q8	(210x210 mm)	711.8	1,135.4	-423.6
Mono-crystalline	Q5M	(125x125 mm)	25,485.1	9,266.3	16,218.8
	Q6M	(150x150 mm)	5.7	4.0	1.7
	Q6ML	(156x156 mm)	26,242.6	40,930.0	-14,687.4
Sales revenue from the sale of solar cells			**561,974.2**	**383,767.8**	**178,206.4**
Silicon sales			13,276.3	0.0	13,276.3
Other			1,844.0	128.0	1,716.0
			577,094.5	**383,895.8**	**193,198.7**

Sales of broken cells and deductions were allocated to individual products and cell types.

Revenues of € 1,078.8 thousand from the sale of wafers that could no longer be used in production because of their condition are reported under "other".

EARNINGS PER SHARE

Earnings per share were calculated according to IAS 33. In calculating basic earnings per share only ordinary shares were considered.

Basic earnings per share:

	01/01–09/30 2007	01/01–09/30 2006
Net income for the period attributable to ordinary shareholders (€ '000)	[redacted]	62,401.3
Weighted average number of ordinary shares	[redacted]	74,446,552
Earnings per share (undiluted) in €	[redacted]	**0.83**

The weighted average number of ordinary shares is calculated as follows:

	01/01–09/30 2007	01/01–09/30 2006
Shares issued on 1 January	74,729,728	73,827,208
Effect of the capital increase through contributions in kind	[redacted]	0
Effect of the capital increase from share options excercised	[redacted]	619,344
Weighted average number of ordinary shares	[redacted]	**74,446,552**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
Net income for the period (after minorities)	111,188.6	62,401.3
Net income for the period relating to preference shares	-28,319.4	0.0
Net income for the period attributable to ordinary shareholders	82,869.2	**62,401.3**

Net income for the period attributable to preference shares was calculated on the assumption that net income for the period would be paid out to shareholders in full. In addition to the preferential dividend of 3 cents per share, it also takes account of those parts of the dividend that would be available for distribution to both groups of shareholders under the articles of association. In so doing, the figures were geared to the weighted average of the ordinary and preference shares issued.

	01/01–09/30 2007	01/01–09/30 2006
Weighted average number of preference shares	25,748,735	0
Proportionate preferential dividend attributable to the holders of preference shares (€ '000)	601.9	0.0
Additional net income for the period attributable to the holders of preference shares (€ '000)	27,717.5	0.0
Net income for the period relating to preference shares	28,319.4	**0.0**

Non-current liabilities

CONVERTIBLE BOND

This item reflects the liability component (as of 30 September 2007, € 402,095.7 thousand) of the convertible bond issued in February 2007. (Please see our comments on shareholders' equity.)

OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of 30 September 2007 essentially reflect the non-current liabilities from the acquisition of Solibro GmbH in the amount of € 23,028.0 thousand (of which € 11,763.0 thousand to Solibro GmbH and € 11,265.0 thousand to Solibro AB), the non-current portion of advance payments received on orders (€ 21,283.1 thousand; 31 December 2006: € 11,292.0 thousand) and from the finance lease of € 2,399.8 thousand (31 December 2006: € 2,359.3 thousand).

Current liabilities

TRADE ACCOUNTS PAYABLE

Trade accounts payable are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and later measured at the closing rate. As of the balance sheet date, liabilities in foreign currencies amounted to € 1,323.1 thousand (31 December 2006: € 2 126.9 thousand).

OTHER CURRENT LIABILITIES

The increase in other current liabilities compared with 31 December 2006 relates in essence to the current liabilities from the acquisition of Solibro GmbH of € 21,173.0 thousand (of which € 17,213.0 thousand to Solibro GmbH and € 3,960.0 thousand to Solibro AB).

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparative figures relate to the period from 1 January to 30 September 2006.

SALES REVENUES

Sales revenues rose by 50.3 % compared to 2006.

Information on the breakdown by region is provided in the segment report of these notes.

Product	Cell Type	01/01–09/30 2007 € '000	01/01–09/30 2006 € '000	Change € '000
Poly-crystalline	Q5 (125x125 mm)	[redacted]	5,753.6	–3,908.1
	Q6 (150x150 mm)	[redacted]	3,011.8	–2,997.9
	Q6L (156x156 mm)	[redacted]	323,666.7	184,002.9
	Q8 (210x210 mm)	[redacted]	1,135.4	–423.6
Mono-crystalline	Q5M (125x125 mm)	[redacted]	9,266.3	16,218.8
	Q6M (150x150 mm)	[redacted]	4.0	1.7
	Q6ML (156x156 mm)	[redacted]	40,930.0	–14,687.4
Sales revenue from the sale of solar cells		[redacted]	**383,767.8**	**178,206.4**
Silicon sales		[redacted]	0.0	13,276.3
Other		[redacted]	128.0	1,716.0
		[redacted]	**383,895.8**	**193,198.7**

Sales of broken cells and deductions were allocated to individual products and cell types.

Revenues of € 1,078.8 thousand from the sale of wafers that could no longer be used in production because of their condition are reported under "other".

OTHER OPERATING INCOME

Other operating income is composed of the following items:

OTHER OPERATING INCOME	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
Reversal of investment subsidies	2,880.5	3,191.3
Foreign exchange gains	2,340.6	1,521.7
Reversal of investment grants	2,066.5	1,776.6
Difference on the liability side ("lucky buy")	1,258.9	0.0
Research subsidy	416.2	0.0
Income not relating to the period	28.6	102.5
Reversal of provisions	0.0	659.7
Reimbursement of petroleum taxes	0.0	373.9
Other income	1,098.7	875.2
	10,077.0	**8,500.9**

Please refer to the section on accounting for VHF re the income resulting from the immediate recognition of the difference on the liability side.

COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. When account is taken of the change to the figure reported for personnel leasing expenses, the cost of materials ratio (ratio of cost of materials to sales and changes in inventories) amounts to 64.0% in the first three quarters of 2007 (2006: 62.1%).

PERSONNEL EXPENSES

As of 30 September 2007, Q-Cells AG (Group) had 1,504 employees (31 December 2006: 921) and 77 trainees (31 December 2006: 39). As in fiscal year 2006, the Executive Board of Q-Cells AG is composed of four members. In the first three quarters of 2007, the personnel expense ratio (ratio of personnel expenses to sales and changes in inventories) was 7.4% (2006: 7.8%).

OTHER OPERATING EXPENSES

Other operating expense is composed of the following items:

OTHER OPERATING EXPENSES	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
General and administrative expenses	4,089.3	2,542.4
Personnel leasing	3,743.1	1,913.9
Foreign exchange differences	3,245.6	2,590.4
Legal and consulting costs	3,000.4	2,740.5
Maintenance and repair costs	2,823.7	3,093.9
Other external services	2,683.6	703.0
Selling expenses	2,682.9	2,474.0
Recruiting	1,775.6	851.7
Other travel expenses	1,738.4	989.1
Costs related to guarantees	1,469.0	1,860.0
Freight and storage costs	1,079.1	770.1
Training	956.4	614.5
Contributions and fees	680.6	872.5
Supervisory Board remuneration	349.0	259.9
Other operating expense	2,827.2	2,404.0
	33,143.9	**24,679.9**

INCOME FROM FINANCIAL ASSETS ACCOUNTED USING THE EQUITY METHOD

	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
Income from associated companies		
Renewable Energy Corporation ASA	16,771.8	0.0
CSG Solar AG	–2,288.3	–1,349.6
The Solaria Corporation	–768.0	–26.9
Income from joint ventures		
Solibro GmbH	–1,077.9	0.0
EverQ GmbH	–1,928.3	–243.5
	10,709.3	**–1,620.0**

GAIN ON DISPOSAL OF FINANCIAL ASSETS

Please refer to the relevant notes on accounting for the shares in REC.

INTEREST AND SIMILAR EXPENSES

Interest and similar expenses include an amount of € 14.5 million relating to the interest payable on the convertible bond. There were no corresponding expenses in the comparative period.

INCOME FROM FINANCIAL INSTRUMENTS

	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
Loss on the valuation of the REC put options	–33,815.7	0.0
Income from embedded derivatives	3,989.5	–2,357.4
	–29,826.2	**–2,357.4**

INCOME TAXES

Income taxes break down as follows:

INCOME TAXES	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
Corporation tax	30,565.6	17,458.3
Trade tax	10,684.0	8,507.3
Deferred taxes	648.1	–753.4
	41,897.7	**25,212.2**

Taking into account the solidarity surcharge and trade income tax, the combined tax rate for the calculation of deferred taxes amounted to 22.83 % for the first time (30 September 2006: 33.07 %). This reduction compared with prior periods is due to the change in the tax rate that was resolved in July 2007.

The reduction in the effective tax rate, i.e. the tax rate calculated as the quotient of total tax expense and income before taxes, from 28.9 % in the first three quarters of 2006 to 27.6 % in the reporting period is primarily attributable to the tax-exempt status of the gains on the disposal of the Company's shares in REC.

EARNINGS PER SHARE

Earnings per share were calculated according to IAS 33. In calculating basic earnings per share only ordinary shares were considered.

Basic earnings per share:

	01/01–09/30 2007	01/01–09/30 2006
Net income for the period attributable to ordinary shareholders (€ '000)	[illegible]	62,401.3
Weighted average number of ordinary shares	[illegible]	74,446,552
Earnings per share (undiluted) in €	[illegible]	**0.83**

The weighted average number of ordinary shares is calculated as follows:

	01/01–09/30 2007	01/01–09/30 2006
Shares issued on 1 January	[illegible]	73,827,208
Effect of the capital increase through contributions in kind	[illegible]	0
Effect of the capital increase from share options excercised	[illegible]	619,344
Weighted average number of ordinary shares	[illegible]	**74,446,552**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	01/01–09/30 2007 €'000	01/01–09/30 2006 €'000
Net income for the period (after minorities)	111,188.6	62,401.3
Net income for the period relating to preference shares	–28,319.4	0.0
Net income for the period attributable to ordinary shareholders	82,869.2	**62,401.3**

Net income for the period attributable to preference shares was calculated on the assumption that net income for the period would be paid out to shareholders in full. In addition to the preferential dividend of 3 cents per share, it also takes account of those parts of the dividend that would be available for distribution to both groups of shareholders under the articles of association. In so doing, the figures were geared to the weighted average of the ordinary and preference shares issued.

	01/01–09/30 2007	01/01–09/30 2006
Weighted average number of preference shares	26,748,736	0
Proportionate preferential dividend attributable to the holders of preference shares (€ '000)	601.9	0.0
Additional net income for the period attributable to the holders of preference shares (€ '000)	27,717.5	0.0
Net income for the period relating to preference shares	28,319.4	**0.0**

Diluted earnings per share:

	01/01–09/30 2007	01/01–09/30 2006
Net income for the period attributable to ordinary shareholders (€ '000)	82,869.2	62,401.3
Weighted average number of shares	82,367,225	78,919,941
Earnings per share (diluted) in €	**1.01**	**0.79**

The weighted average number of shares is calculated as follows:

	01/01–09/30 2007	01/01–09/30 2006
Weighted average number of ordinary shares (undiluted)	78,273,089	74,446,552
Impact of share options issued	4,094,136	4,473,389
Weighted average number of ordinary shares (diluted)	**82,367,225**	**78,919,941**

30,569,984 existing convertible preference shares as well as 7,373,858 potential ordinary shares from the convertible bond were not included in the calculation of the diluted result per share as they do not have a dilutive effect.

NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

The operating cash flow more than doubled compared with the same period of the previous year. This was due to the significant capacity expansion and the start-up of line V, which also led to an increase in inventories. The interest income generated as a result of the Company's strong liquidity position also had a positive impact. All in all, a total of € 73.4 million was generated in the first three quarters of 2007 (2006: € 33.5 million); this is primarily reflected in the improvement in net income for the period.

Investment in property, plant, machinery and in intangible assets to expand production capacity of € 176.9 million (2006: € 39.8 million), for the acquisition of and increase in the stakes in Solibro GmbH and Solaria, the loan extended to EverQ and the change from time deposits on the one hand as well as payments received from the sale of shares in REC on the other hand led in total to cash flows for investing activities of € 226.9 million (2006: € 30.8 million).

Cash inflows from financing activities resulted primarily from cash receipts from the convertible bond totalling € 484.5 million.

Cash inflows from operating activities and from financing activities financed investment activities entirely; surplus funds were allocated to liquid funds.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

OTHER DISCLOSURES

SEGMENT REPORTING

Q-Cells AG's primary reporting format is segmented into the core area of conventional cell technology, the area of new technologies, the area of silicon trading and the REC area (please refer to the section on associated companies).

Q-Cells AG's secondary reporting format is segmented according to geographical categories. Income, expenses and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues according to customer location:

	01/01–09/30/2007		01/01–09/30/2006	
	€ '000	Share in %	€ '000	Share in %
Germany	[illegible]	40.5	199,604.0	52.0
Other EU countries	[illegible]	[illegible]	57,480.9	15.0
Rest of Europe	[illegible]	16.5	17,799.6	4.6
Asia	[illegible]	8.8	66,852.9	17.4
Africa	[illegible]	7.4	36,472.0	9.5
North America	[illegible]	6.2	4,647.0	1.2
Central and South America	[illegible]	0.4	1,039.4	0.3
Rest of the world	[illegible]	[illegible]	0.0	0.0
	577,094.5	**100.0**	**383,895.8**	**100.0**
Export ratio		**59.5**		**48.0**

OVERVIEW OF AREAS OF OPERATIONS 01/01–09/30/ in € '000
(primary reporting format)

	Core business		New technologies	
	2007	2006	2007	2006
Segment sales revenues	[illegible]	383,767.8	302.7	128.0
Segment income	[illegible]	91,503.6	-3,546.7	-588.3
Income of financial assets accounted for using the equity method				
Pro rata income	[illegible]	0.0	-6,062.5	-1,620.0
Income from disposal of financial assets	[illegible]	0.0	0.0	0.0
Income from financial instruments	[illegible]	-2,357.4	0.0	0.0
Income for the period				
Segment assets	1,012,532.1	490,803.7	94,352.9	48,717.8
Shares of financial assets accounted for using the equity method	[illegible]	0.0	134,032.5	38,176.7
Market value of financial instruments	[illegible]	22,182.7	0.0	0.0
Total assets				
Segment liabilities	[illegible]	112,872.3	14,714.2	5,486.0
Market value of financial instruments	[illegible]	22,565.3	0.0	0.0
Total liabilities				
Costs for the acquisition of segment assets (plant, property and equipment and intangible assets)	[illegible]	45,399.7	29,358.2	22,740.7
Depreciation on segment assets	[illegible]	13,112.6	773.5	30.8
Total amount of essentially non-cash expenses	[illegible]	4,638.0	0.0	0.0

	Silicon trade		REC		Non-assigned items		Group	
	2007	2006	2007	2006	2007	2006	2007	2006
	13,276.3	0.0	0.0	0.0	0.0	0.0	577,094.5	383,895.8
	10,043.7	0.0	0.0	0.0	0.0	0.0	131,113.9	90,915.3
	0.0	0.0	[illegible]	0.0	0.0	0.0	10,709.3	−1,620.0
	0.0	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0
	0.0	0.0	[illegible]	0.0	0.0	0.0	[illegible]	−2,357.4
							111,188.6	**62,401.3**
	0.0	0.0	0.0	0.0	[illegible]	34,587.3	223,488.9	574,108.8
	0.0	0.0	[illegible]	0.0	0.0	0.0	[illegible]	38,176.7
	0.0	0.0	4,609.6	0.0	0.0	0.0	[illegible]	22,182.7
							[illegible]	**634,468.2**
	0.0	0.0	0.0	0.0	494,902.2	53,573.7	551,265.6	171,932.0
	0.0	0.0	0.0	0.0	0.0	0.0	80,610.2	22,565.3
							701,875.7	**194,497.3**
	0.0	0.0	0.0	0.0	0.0	0.0	[illegible]	68,140.4
	0.0	0.0	0.0	0.0	0.0	0.0	16,694.6	13,143.4
	0.0	0.0	0.0	0.0	0.0	0.0	2,615.0	4,638.0

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Purchase commitments

Q-Cells AG has entered into commitments to suppliers for purchasing wafers and silicon totaling € 3,147.9 million (31 December 2006: € 2,194.5 million), between 2007 and 2018, € 128.4 million of which applies to 2007.

FINANCIAL RISKS

Security policy

Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk

Appropriate financial planning instruments are utilised to control our future liquidity position. We do not foresee any liquidity bottlenecks according to current planning.

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk

The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase in 2005, the creation of sufficient capital through the issue of a convertible bond with a very low coupon and the capital increase through the issue of new shares in return for contributions in kind, the Company's ability to finance its activities from equity has improved still further. Its dependence on changes in interest rates has subsequently diminished.

Credit risks

There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also may give rise to credit risks. As part of customer relationships advance payments are also requested, which counter this risk.

The maximum credit risk is reflected in the balance sheet figures. Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

CHANGES IN THE EXECUTIVE BOARD AND SUPERVISORY BOARD

Thomas Schmidt resigned from his role as Chief Operations Officer (COO), which he has occupied since April 2004, with effect from 30 September 2007. He was replaced as the COO by Mr Gerhard Rauter with effect from 1 October 2007.

The member of the Supervisory Board elected by the Annual Shareholders' Meeting, Immo Ströher, has resigned with effect from the end of the ordinary Annual Shareholders' Meeting on 14 June 2007.

Mr Richard Kauffman, New York, USA, CEO of Good Energies Inc., was appointed as a member of the Company's Supervisory Board by the Annual Shareholders' Meeting on 14 June 2007. Currently, Mr Richard Kauffman is not a member of any other Supervisory Boards prescribed by law or comparable bodies monitoring commercial enterprises.

EVENTS OF PARTICULAR SIGNIFICANCE OCCURRING AFTER THE REPORTING DATE FOR THE INTERIM REPORTING PERIOD

Q-Cells International GmbH, Bitterfeld-Wolfen, which was formed by Q-Cells AG by way of a partnership agreement dated 14 September 2007, was entered in the commercial register on 5 October 2007. The share capital amounted to € 10.0 million and was contributed in cash.

At the end of October, Q-Cells AG, **Calyxo GmbH** and the US company Solar Fields LLC agreed to intensify their cooperation.

The three companies have been working closely together since Solar Fields exclusively licensed its innovative deposition technology to Calyxo GmbH.

As a result of the business combination Calyxo GmbH takes over all of Solar Fields' intellectual property and thus strengthens its technological basis by gaining perpetual exclusive access to the technology and its exploration. Solar Fields' remaining assets have been transferred into a 100% US subsidiary of Calyxo GmbH, the newly formed Calyxo USA Inc., that shall focus on R&D activities and rapid further improvements of the technology. To this, all of Solar Fields' employees will also be transferred to Calyxo USA.

Solar Fields itself has in return received 7 % of the shares in Calyxo GmbH resulted from a capital increase and, amongst others, a one-time payment of USD 5.0 million. As a result, Q-Cells AG now holds 93% of Calyxo shares.

Bitterfeld-Wolfen, 13 November 2007

Q-Cells AG's Executive Board

Anton Milner
CEO

Gerhard Rauter
COO

Dr. rer. pol. Hartmut Schüning
CFO

Dr. Florian Holzapfel
CTO

FINANCIAL CALENDAR 2008

27 March	Publication of the Annual Report 2007
14 May	Publication Report as of 31 March 2008
26 June	Annual General Meeting
13 August	Publication Report as of 30 June 2008
13 November	Publication Report as of 30 September 2008

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
OT Thalheim
Guardianstrasse 16
D-06766 Bitterfeld-Wolfen
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 99-10 101
FAX + 49 (0)3494 66 99-10 000
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 99-10 121
FAX + 49 (0)3494 66 99-10 000
MAIL presse@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
14 November 2007

Production
This Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emissions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

CONTACT

END